Press release

Date
April 9, 2010

Danfoss A/S and Danfoss Acquisition, Inc. Announce Increase in
Tender Offer Price for Sauer-Danfoss to $14.00 per Share and Extension of Offer

Danfoss A/S (“Danfoss”) and Danfoss Acquisition, Inc. (the “Purchaser”) today announced an increase in the purchase price to be paid in its cash tender offer (the “Offer”) to acquire all of the outstanding shares of common stock of Sauer-Danfoss Inc. (“Sauer-Danfoss”) (NYSE:SHS) not already owned by Danfoss or its subsidiaries to $14.00 per share. Parent and the Purchaser are extending the Offer to midnight, New York City time on April 22, 2010 (which is the end of the day on April 22, 2010).  All other terms and conditions of the tender offer remain unchanged.

Danfoss and the Purchaser confirm that the increased offer price is their best and final offer price.

The best and final offer price of $14.00 per share represents a premium of 5.7% over the previous offer price of $13.25 per share, 65.9% over the closing price of the shares on December 18, 2009 (the last trading day prior to notifying Sauer-Danfoss of their intention to make the tender offer), 67.3% over the average closing price during the three months prior to such notification and 3.7% over the closing price of $13.50 on Thursday, April 8, 2010.  Danfoss and its subsidiaries currently own approximately 75.7% of the common stock of Sauer-Danfoss. The approximately 24.3% of the common stock of Sauer-Danfoss not owned by Danfoss and its subsidiaries would be valued at approximately $164.6 million at the $14.00 per share offer price.

The depositary for the Offer has informed Danfoss and the Purchaser that, as of 5:00 p.m. on Thursday, April 8, 2010, approximately 3,862,368 shares have been tendered and not withdrawn (including 71,019 shares tendered pursuant to a notice of guaranteed delivery).

About Danfoss (www.danfoss.com): Danfoss is one of the largest industrial companies in Denmark. The global group is a leader within research, development and production, sales and service of mechanical and electronic components for several industries. Danfoss has a large ownership share in one of the world’s leading manufacturers and suppliers of mobile hydraulics, Sauer-Danfoss. Danfoss seeks to obtain its goals with a minimal consumption of raw materials and energy, the least possible impact on its surroundings and the most efficient use of resources. Danfoss has a long tradition for a social responsibility towards both employees and the surrounding environment.

IMPORTANT INFORMATION

This press release is intended for informational purposes only and is not an offer to buy, a solicitation of an offer to sell or a recommendation to sell any shares of Sauer-Danfoss common stock. The solicitation of offers to sell shares of Sauer-Danfoss common stock is made pursuant to a tender offer statement on Schedule TO, as amended, and an offer to purchase and related materials filed with the SEC by Danfoss and the Purchaser. Sauer-Danfoss stockholders are urged to read the tender offer statement on Schedule TO, as amended, the offer to purchase, Sauer-Danfoss’s Solicitation/Recommendation Statement on Schedule 14D-9, as amended, and other relevant documents filed with the SEC because they contain important information. Investors can obtain the tender offer statement and other publicly filed documents without charge from the web site maintained by the SEC at www.sec.gov.  Investors can also obtain the tender offer statement and related documents without charge by directing a request to The Altman Group, Inc., the Information Agent for the Offer, at (877) 896-3190.